General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 265-5600

September 27, 2011

VIA EDGAR

Mr. Kyle L. Moffatt
Associate Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:      General Communication, Inc.
Form 8-K filed August 8, 2011
File No. 000-15279

GCI, Inc.
Form 8-K filed August 8, 2011
File No.  000-05890

Dear Mr. Moffatt:

This letter is provided in response to your letter dated September 13, 2011 (which in turn was provided in response to our letter dated August 22, 2011).  Included below are your questions and comments, numbered consistent with your letter, with our answers immediately following each sequentially numbered item.

1.
We note your responses to comments one, two and four from our letter dated August 9, 2011.  Based on James M. Schneider’s extensive involvement in your financial reporting, please explain in sufficient detail how you concluded that his involvement did not impact the integrity of your financial reporting process with respect to your evaluation of disclosure controls and procedures and internal control over financial reporting.

Response:  The Audit Committee is responsible for overseeing our system of internal controls for detecting accounting and reporting financial errors, fraud and defalcations, legal violations and noncompliance with our Ethics Code pertaining to accounting, internal controls on accounting or audit matters.  In this role, the Audit Committee provides guidance on our overall system of internal controls and specific internal control issues that are identified from time to time by senior management or our independent auditor.  Our Audit Committee has not historically participated in the preparation of

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
September 27, 2011

management’s internal control testing plan or the selection of key internal controls and the types of internal control tests that should be conducted.  The Audit Committee was involved in our determination that as of December 31, 2010, we did not maintain effective internal control over financial reporting due to a material weakness associated with inadequately designed internal controls in our financial reporting process related to certain revenue accruals for the Universal Service Fund high-cost support program.  The Audit Committee has also monitored the related remediation of this material weakness.

As Chairman of the Audit Committee, Mr. Schneider was a participant in each of the functions and responsibilities of the Audit Committee, including oversight of our internal control over financial reporting.  The Audit Committee acts as a full committee and does not delegate any of its non-administrative functions or responsibilities to the Chairman or another individual member of the committee.  Since the date of the Commission’s Rule 102(e) order dated December 22, 2010 against Mr. Schneider (the “Order”), each of the actions taken by the Audit Committee with respect to internal controls over financial reporting have been unanimous.  It should also be pointed out that for fiscal year 2010, all members of the Audit Committee qualified as an “audit committee financial expert” according to the requirements of SEC Regulation S-K Items 407(d)(5)(ii) and 407(d)(5)(iii).  Having an Audit Committee with a level of financial expertise that surpassed the minimum regulatory requirements (an audit committee must have one “audit committee financial expert” pursuant to SEC Regulation S-K Item 407(d)(5)(i) or else provide disclosure why it does not have such an expert) meant that the Audit Committee did not rely exclusively on Mr. Schneider’s expertise in addressing internal control issues and that Mr. Schneider’s influence over internal control decisions did not extend beyond his single vote.  Each member of our Audit Committee has unlimited and direct access to both senior management and to our independent auditor, which further limits the influence or control that any single member of the committee could exert over the internal control process.  Given that the Audit Committee is not involved in the design of our overall testing plan or of any specific internal control tests and that all actions with respect to the remediation of our material weakness have been unanimous, we do not believe that any actions taken by the Audit Committee with respect to our internal control over financial reporting since the Order would have been different if Mr. Schneider had not been involved.

Our disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated as appropriate to allow timely decisions regarding required disclosure.  The Audit Committee is directly involved in our disclosure controls and procedures by performing their review of our preliminary Forms 10-Q and 10-K.  Such review is also performed by our Board of Directors, senior management and legal counsel and is in addition to the completion of a disclosure checklist.  Otherwise, the Audit Committee is only involved in disclosure controls and procedures to the extent that such controls and procedures impact our internal controls.  Our conclusion that our disclosure controls and procedures were not effective as of December 31, 2010

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
September 27, 2011

was a direct result of the material weakness in internal controls described above.  That conclusion was discussed with the Audit Committee as a part of the discussion of the material weakness in internal controls and all actions taken by the Audit Committee with respect to our disclosure controls and procedures have been unanimous.  Accordingly, we do not believe that any actions taken by the Audit Committee with respect to our disclosure controls and procedures since the Order would have been different if Mr. Schneider had not been involved.

2.
In addition, please tell us your auditors’ determination regarding the impact of Mr. Schneider’s involvement in the financial reporting process specifically with respect to the evaluation of internal control over financial reporting.

Response:  We advise the Staff that Grant Thornton LLP, our independent auditor for the fiscal year ended December 31, 2010, has furnished an explanation for the question asked in Comment No. 2.  Please refer to Attachment A for Grant Thornton LLP’s response to Comment No. 2.

3.
We note your response to comment three from our letter dated August 9, 2011.  Your statement on page 68 of your Form 10-K for the year ended December 31, 2010, discloses that the Board (of which he was a member of) concluded that the SEC charges and SEC administrative order, and Mr. Schneider’s settlement of those charges and consent to that order, did not limit his ability to serve on your Board.  Per our discussion with you on August 5, 2011, we informed you that the Commission’s Rule 102(e) order dated December 22, 2010 prohibited Mr. Schneider from serving on your Board in the capacity of a member of the Audit Committee.  Please amend your Form 10-K for the year ended December 31, 2010 for General Communications Inc. which includes this statement.  We note that such statement is an untrue statement of fact that should be corrected in your amendment.

Response:   We intend to file an amendment to our General Communication, Inc. Form 10-K for the year ended December 31, 2010 by the end of the business day on Tuesday, October 4, 2011, which will include the following revised statement regarding limitations on Mr. Schneider’s ability to serve on our Board (the bold text represents our proposed change):

In December 2010, Mr. Schneider settled charges brought against him by the SEC for actions that allegedly took place when he was the chief financial officer at Dell, Inc.  Mr. Schneider is no longer employed by Dell, Inc..  He settled the charges and consented to the issuance of an SEC administrative order without admitting or denying the SEC's findings, with limited exceptions.  The limited exceptions are acknowledgment of the SEC's jurisdiction over Mr. Schneider and the subject matter of the SEC proceedings brought against him, and the SEC findings with respect to litigation involving that company and certain of its senior executive officers including Mr. Schneider.  The court in that litigation entered an order permanently enjoining Mr. Schneider, by consent, from future violations of specified provisions of federal securities law.  Mr. Schneider agreed to pay, as specified in the court's order, $3 million as a civil money penalty and $83,096 in disgorgement of ill-gotten gains, as well as $38,640 in prejudgment interest.  In the settlement with the SEC, Mr. Schneider has further consented to his suspension from appearing or practicing before the SEC as an accountant for at least five years, after which time he may request reinstatement by application to the SEC.  As of December 31, 2010, Mr. Schneider was making payments in accordance with the terms of the court order.  As a result of the order, Mr. Schneider is prohibited from serving as a member of the audit committee.  Accordingly, Mr. Schneider resigned from his position on the audit committee of our board effective as of August 8, 2011.

Mr. Kyle L. Moffatt
United States Securities and Exchange Commission
September 27, 2011

In connection with this response, we hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (907) 265-5600 or Steven Miller of Sherman & Howard L.L.C. at (303) 297-2900, with any questions or comments you may have with respect to the foregoing.

Sincerely,

/s/ John M. Lowber

John M. Lowber,
Senior Vice President, Chief Financial Officer
General Communication, Inc.

cc:           Steven D. Miller, Esq., Sherman & Howard L.L.C.

Attachment A (Prepared by Grant Thornton LLP)

RE:      General Communication, Inc.

Form 8-K filed August 8, 2011

File No. 000-15279

GCI, Inc.

Form 8-K filed August 8, 2011

File No.  000-05890

2.
In addition, please tell us your auditors’ determination regarding the impact of Mr. Schneider’s involvement in the financial reporting process specifically with respect to the evaluation of internal control over financial reporting.

Response:  In connection with Grant Thornton LLP’s evaluation of General Communication, Inc.’s (the “Company”) internal control over financial reporting in accordance with PCAOB Auditing Standard 5, Grant Thornton considered the control environment including whether the audit committee understands and exercises oversight responsibility over financial reporting and internal control.  Grant Thornton’s underlying considerations discussed in Attachment A to the Company’s previous Comment Letter response dated August 22, 2011 were also included in Grant Thornton’s evaluation of internal control over financial reporting.  Specifically, Grant Thornton considered the composition and oversight of the audit committee as a whole, including Mr. Schneider’s participation on the audit committee. The Company’s Board considers all audit committee members to be financial experts and meet the Nasdaq requirement for financial sophistication.  Based on Grant Thornton’s understanding and testing of the audit committee entity level controls, Grant Thornton did not identify internal control deficiencies in the audit committee’s understanding and exercising oversight responsibility over financial reporting and internal control.